As filed with the Securities and Exchange Commission on October 2, 2014

Registration No. 333-198309

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IMMUNE PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	52-1841431 (I.R.S. Employer Identification No.)

Cambridge Innovation Center, 1 Broadway 14th Floor, Cambridge, MA 02142

(914) 606-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Daniel G. Teper

Chief Executive Officer

IMMUNE PHARMACEUTICALS INC.

Cambridge Innovation Center 1 Broadway 14th Floor, Cambridge, MA 02142

(914) 606-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey P. Schultz, Esq. Merav Gershtenman, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. Chrysler Center, 666 Third Avenue New York, NY 10017 Tel: (212) 935-3000	Mark S. Cohen, Esq. Benjamin J. Waltuch, Esq. Pearl Cohen Zedek Latzer Baratz Azrieli Center, Round Tower, 18th Floor Tel-Aviv, 6702101 Israel Tel: (972) (3) 607-3777

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by the registrant.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:       ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:       ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.        ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.          ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.         ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.         ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2014

PROSPECTUS

IMMUNE PHARMACEUTICALS INC.

2,843,463 Shares of Common Stock

This prospectus relates to the resale of up to 2,843,463 shares of our common stock, consisting of (a) an additional 833,860 shares of common stock issuable upon conversion of shares of our Series C 8% Convertible Preferred Stock (“Preferred C Stock”) (based on dividing the $1,000 per preferred share purchase price of the Preferred C Stock by the adjusted conversion price of $2.71 per share), (b) 66,709 shares of common stock that may be issued as payment for dividends on the additional Preferred C Stock, payable through May 2, 2015, (c) 427,179 shares of common stock issuable upon exercise of additional warrants granted in consideration for the consent of the Preferred C Stockholders to amend our Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock, and (d) an additional 1,515,716 shares of our common stock issuable upon exercise of our amended and restated warrants, which were originally issued to all investors in our March 2014 private placement and subsequently amended in August 2014 (the “August 2014 Amendment”). The shares of our common stock are being registered, inter alia, to fulfill our contractual obligations under a registration rights agreement by and among us and the selling security holders identified in the table below.

The selling security holders may sell or otherwise dispose of the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling security holders may sell or otherwise dispose of their shares of common stock in the section entitled “Plan of Distribution” on page 38. Discounts, concessions, commissions and similar selling expenses attributable to the sale of shares of common stock covered by this prospectus will be borne by a selling security holder. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the shares with the Securities and Exchange Commission.

The selling security holders may sell any, all or none of the securities offered by this prospectus, and we do not know when or in what amount the selling security holders may sell their shares of common stock hereunder following the effective date of this registration statement.

We will not receive any proceeds from the sale of our common stock by the selling security holders in the offering described in this prospectus, other than to the extent that the warrants are exercised in whole or in part pursuant to which we will receive payment for the exercise price.

Our common stock is listed on the NASDAQ Capital Market, or NASDAQ, and NASDAQ OMX, First North Premier, Stockholm, under the symbol “IMNP”. On October 1, 2014, the last reported sale price of our common stock as reported on NASDAQ was $3.15 per share.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider the risks described in this prospectus under “Risk Factors” beginning on page 5 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated _____________, 2014

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you with. These securities are not being offered in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the documents incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this prospectus mean Immune Pharmaceuticals Inc.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. NanomAbs® is a registered trademark of ours. AmiKet and Crolibulin are some of our trademarks. We also have a number of other registered trademarks, service marks and pending applications relating to our products

PROSPECTUS SUMMARY

The following is only a summary of what we believe to be the most important aspects of our business and the offering of our securities under this prospectus. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC or included in any applicable prospectus supplement. Investing in our securities involves risks. Therefore, please carefully consider the risk factors provided under the heading “Risk Factors” starting on page 5 and provided in any prospectus supplements and in our most recent annual and quarterly filings with the SEC, as well as other information in this prospectus and any prospectus supplements and the documents incorporated by reference herein or therein, before purchasing our securities. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

Overview

Immune Pharmaceuticals Inc. is a publicly traded (NASDAQ: “IMNP”) clinical stage biopharmaceutical company specializing in the development and commercialization of targeted therapeutics, including monoclonal antibodies, or mAbs, nano-therapeutics and antibody drug conjugates, for the treatment of inflammatory diseases and cancer. We favor a personalized approach to treatment with the development and use of companion diagnostics. Bertilimumab is a fully human monoclonal antibody that targets Eotaxin-1, a chemokine involved in eosinophilic inflammation, angiogenesis and neurogenesis. Eotaxin-1 has been validated as a bio-marker of disease severity and a therapeutic target for several inflammatory diseases. Immune is currently initiating a placebo-controlled, double-blind Phase II clinical trial with Bertilimumab for the treatment of ulcerative colitis and an open label, Phase II clinical trial for the treatment of bullous pemphigoid, or BP, a dermatologic auto-immune orphan condition. We are assessing development in other indications including Crohn’s Disease and Severe Eosinophilic Asthma. We are building a long term pipeline through the development of the NanomAbs® which allow for the targeted delivery of cytotoxic drugs for the treatment of cancer. We are also seeking to partner our pain compound AmiKet, a topical cream consisting of a patented combination of amitriptyline and ketamine that is in late stage development for the treatment of peripheral neuropathies. We are assessing further clinical development and partnering of crolibulin for the treatment of certain solid tumors in combination with cytotoxic drugs and with anti-angiogenic drugs for the treatment of cancer. We are also considering a nanoparticle formulation of crolibulin in order to further optimize its efficacy/safety ratio.

Antibodies are large, complex proteins produced by immune cells that bind to and help eliminate foreign and infectious agents in the body. Antibodies are Y-shaped, composed of two arms that recognize a unique part of the foreign target, called an antigen, and a stem that triggers the activation of additional immune cells. mAbs bind to a specific site in the antigen. mAbs can be generated to target various cells and portions of cells that are involved in human diseases in order to neutralize their function or eliminate them completely. The main advantage of mAbs is their high selectivity and specificity to their target, which results in lower toxicity as compared to small molecule drugs. Immune’s NanomAbs technology conjugates mAbs to drug loaded nanoparticles to target the drugs to specific cells. NanomAbs selectively accumulate in diseased tissues and cells, resulting in higher drug accumulation at the site of action with minimal off-target exposure.

 On August 25, 2013, we closed the merger with Immune Pharmaceuticals Ltd., or Immune Ltd. (the “Merger”). After giving effect to the acquisition and the issuance of our common stock to the former stockholders of Immune Ltd., we had 13,276,037 shares of common stock issued and outstanding, with the stockholders of Immune Pharmaceuticals Inc. before August 25, 2013, which we shall refer to as pre-Merger Immune, collectively owning approximately 19%, and the former Immune Ltd. stockholders owning approximately 81%, of our outstanding common stock.

The Merger has been accounted for as a reverse acquisition with Immune Ltd. treated for accounting purposes as the acquirer. As such, the financial statements of Immune Ltd. are treated as our historical financial statements, with the results of pre-Merger Immune being included from August 26, 2013 and thereafter. For periods prior to the closing of the reverse acquisition, therefore, our discussion below relates to the historical business and operations of Immune Ltd.

Since our inception on July 11, 2010 (“Inception”), we incurred significant losses and expect to continue to operate at a net loss in the foreseeable future. For the six month period ended June 30, 2014, we incurred net losses of $4,519,000 and a total accumulated deficit of $26,798,000. Our existing cash at June 30, 2014, together with the $5,000,000 revolving line of credit we obtained from a related party in April 2014 is sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements in the next twelve months. Our ability to continue as a going concern is predicated upon being able to draw down on the $5,000,000 revolving line of credit. If such line were not available, we will not be able to support their current level of operations for the next 12 months. We will require additional financing in order to continue at our expected level of operations. If we fail to obtain needed capital, we will be forced to delay, scale back or eliminate some or all of its research and development programs, which could result in an impairment of our intangible assets.

Recent Developments

NASDAQ Listing

On August 15, 2014, we received confirmation that our application to list our common stock on the NASDAQ Capital Market has been approved by the NASDAQ Stock Market, a unit of the NASDAQ OMX Group. Our common stock began trading on the NASDAQ Capital Market on August 21, 2014 under the symbol IMNP.

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August Option Grants

On August 11, 2014, our board of directors approved and granted 903,630 options to purchase common stock to our management, consultants, and employees. The options vest over 3 years, commencing on August 11, 2014, with a one year cliff and subsequent quarterly vesting. The options have an exercise price of $3.58 per share. The total grant date fair value of approximately $2.6 million was valued utilizing the Black-Scholes valuation model based on the following assumptions: volatility: 83.75%, share price: $3.58, risk free interest rate: 2.65%, forfeiture rate: 15% and dividend yield: 0%. We recognize compensation expense for all equity-based payments. In the third quarter of 2014, we expect total share based compensation expense, in connection with these option grants, to be approximately $0.15 million. The actual expense to be recorded at September 30, 2014 is anticipated to be adjusted due to the revaluation of non-vested consultant options which are required to be marked to market at the end of the reporting period.

We recognize compensation expense for all equity-based payments. Stock based compensation issued to employees is accounted for under ASC 718-10, “Compensation – Share Compensation” (“ASC 718-10”). We account for stock-based transactions with non-employees in which services are received in exchange for the equity instruments based upon the fair value of the equity instruments issued, in accordance with ASC 718-10 and ASC 505-50, “Equity-Based Payments to Non-Employees”. The value of such options is re-measured quarterly and income or expense is recognized during the vesting terms. The two factors that most significantly affect total expenses related to stock-based compensation are the estimated fair market value of the common stock underlying stock options for which stock-based compensation is recorded and the estimated volatility of the common stock.

We determined the fair value of stock options granted to employees, directors and consultants using the Black-Scholes-Merton valuation model. This model requires us to make significant assumptions regarding the expected stock price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised. Since the merger occurred on August 26, 2013, we still lack sufficient history to use our own historical volatility; as a result, we estimate our expected stock volatility based on historical stock volatility from comparable companies. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. Estimates of pre-vesting option forfeitures are based on our experience. We will adjust our estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

August 2014 Private Placement

On August 13, 2014, we entered into an investment agreement with one of our investors. Pursuant to the agreement, we received a total of $2.0 million upon closing. As consideration, we issued the investor 500,000 shares of our common stock, at $4.00 per share, and granted him 250,000 warrants, at an exercise price of $5.00 with a term of 5 years.

In accordance with guidance in ASC 815-40, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and in ASC 815-40-15, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock”, we recognized the issued warrants within stockholders’ equity. As a result, in August 2014, we recorded an increase of approximately $2.0 million to our stockholders’ equity.

March 2014 Private Placement, Conversion Price Reset, Anti-Dilution Adjustments and Restated Warrants

On March 10, 2014, we had signed agreements to raise $11,720,000 (“March 2014 Financing”) through the sale of our newly designated Series C 8% Convertible Preferred Stock (the “Preferred C Stock”), convertible into shares of our common stock, at an initial conversion price per share equal to the lower of $3.40 and 85% of the offering price in a future public equity offering of at least $10,000,000, a five-year warrant to purchase 50% or 100% (as per the agreement with each investor) of a share of common stock at an exercise price equal to the lower of $4.25 and 125% of the conversion price of the Preferred Stock then in effect, and a five-year warrant to purchase 50% or 100% (as per the agreement with each investor) of our shares of common stock, at an exercise price equal to the lower of $5.10 and 150% of the conversion price of the Preferred C Stock then in effect (collectively, the “March 2014 Warrants”). One investor defaulted on payments of $1,000,000 under a short-term promissory note, resulting in rejection of the investor’s participation in March 2014 Financing. A total of $384,000 received from that investor in the second quarter of 2014, is to be applied to future financing done by us. In addition, two board members who participated in the March 2014 Financing and paid for their securities by fees earned for service as members of the board of directors, reduced their subscriptions by $20,000 each, resulting in the cancellation of an aggregate of 40 shares of Preferred C Stock and the related warrants.

The Preferred C Stock carries a dividend of 8% per annum, based on the stated value of $1,000 per share of Preferred C Stock, payable in cash or, at our option and subject to the satisfaction of certain conditions, in our shares of common stock. Dividends on the Preferred C Stock accrue from the date of issuance and are paid on the date of conversion thereof. As of June 30, 2014, a total of $279,000 was recorded for dividend such liability. In total, we issued 10,680 shares of Preferred C Stock, 1,680,945 March 2014 Warrants at an exercise price of $4.25 and 1,680,945 March 2014 Warrants at an exercise price of $5.10. We received total net proceeds of approximately $10,171,000 after deduction of related fees and expenses.

The March 2014 Warrants were accounted for as a derivative liability, as both the exercise price and the number of warrants issued is subject to certain anti-dilution adjustments. See Notes 3 and 10 to our 10-Q for the second quarter of 2014. Therefore, on agreement date, the March 2014 Warrants were accounted for at fair value of $7,404,000. The Preferred C Stock was recorded as the difference between overall consideration and the value of the March 2014 Warrants on grant date. A total amount of $3,096,000 was accounted for as mezzanine equity according to ASC 480 “Distinguishing Liabilities from Equity”, as such shares bear clauses allowing for a future adjustment to the number of shares issued to investors. As per above, such adjustment may only increase the number of shares issued, as the conversion price may only be reduced from the initially set level of $3.40. On the issuance date, the value ascribed to Preferred C Stock was the difference between the amount raised and the fair value of the March 2014 Warrants.

In connection with the March 2014 Financing, we filed a Registration Statement on Form S-1 (Registration No. 333-195251) to register the resale of the shares of common stock underlying the Preferred C Stock, the shares of common stock underlying the March 2014 Warrants and certain shares of common stock that may be issuable as payment for dividends on the Preferred C Stock, which registration statement was declared effective by the SEC on April 25, 2014. Subsequently, and in accordance with the terms of the Preferred C Stock, such registration triggered a reduction of the conversion price of the Preferred C Stock from $3.40 to $2.71 and the exercise price of the warrants was reduced from $4.75 to $3.39 and from $5.10 to $4.07, as applicable. In addition, the number of March 2014 Warrants was adjusted to reflect the decrease in exercise price. Consequently, as of May 2, 2014, an additional 786,977 shares of common stock may be issuable upon the conversion of the Preferred C Stock, an additional 62,958 shares may be issuable as payment for dividends thereon (the dividend amount represents the annual 8% accrual for the additional common stock shares to be issued due to ratchet triggering event) and the March 2014 Warrants were exercisable for an additional 427,983 shares of common stock at an exercise price of $3.39 per share and 427,983 additional shares of common stock at an exercise price of $4.07 per share. In addition, according to March 2014 Financing, if a registration statement is not filed or declared effective in a timely manner, we may be liable to pay for potential damages to the holders.

During the three month period ended June 30, 2014, certain investors elected to convert their Preferred C Stock. As a result, 1,529,262 shares of common stock were issued by us.

On June 23, 2014, the holders agreed to amend the Corporation’s Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred C Stock (“Certificate of Designations”). Pursuant to the amendment, the holders of the Preferred C Stock are entitled, subject to the limitations on beneficial ownership contained in the Certificate of Designation, to vote on all matters as to which holders of our shares of common stock (the “Common Stock”) are entitled to vote. Each share of Preferred C Stock entitles its holder to such number of votes per share equal to the number of shares of Common Stock which would be obtained upon the conversion of such share of Preferred C Stock as if converted at market value of the Common Stock on the date of issuance. In addition, pursuant to the amendment, in the event of future adjustments, the conversion price of the Preferred C Stock will not be less than $0.25. As a result of the amendment, all then outstanding Preferred C Stock, in the total value of $1,887,000, were reclassified from mezzanine equity into the stockholders equity.

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In consideration for the consent of the Preferred C Stockholders to amend the Certificate of Designation, and pursuant to the consent of greater than 67% of the holders of the securities issued in the Company’s March 2014 Financing private placement allowing issuance of new securities by us, on June 23, 2014, we agreed to issue two-year warrants (the “June Warrants”) to purchase up to an aggregate of 427,179 shares of our Common Stock to the original purchasers of the Preferred C Stock, at an exercise price of $3.00 per share.

The June Warrants were valued at $441,000, using the Black-Scholes option pricing model, using the following assumptions: volatility of 81.38%, risk free interest rate of 0.45%, grant date stock price of $2.60, expected term of 2 years and 0% dividend yield. The June Warrants were accounted for within stockholders equity. We accounted for the amendment of our Preferred C Stock, classified as mezzanine equity prior to such amendment, as a modification of terms, as the additional fair value granted to investors for such modification was less than 10% of pre-amendment value of Preferred C Stock. As such, as of June 30, 2014, we recognized $441,000, which is the total value of our June Warrants, as a deemed dividend.

On August 13, 2014, pursuant to an Amendment Agreement, we and all of the holders of our March 2014 Warrants agreed to amend and restate the March 2014 Warrants to remove all anti-dilution provisions, and make certain other changes, in consideration for which, the exercise prices were reduced from $3.39 to $3.00 and from $4.07 to $3.50, and the number of warrants was increased from 2,108,938 to 2,381,342 and from 2,108,938 to 2,449,380, respectively. In addition, we issued to such holders a total of 224,126 of our unregistered shares of common stock.

We accounted for the amendment of the March 2014 Warrants using the guidance in ASC 815 “Derivatives and Hedging” and ASC 470-50 “Debt – Modifications and Extinguishments”. Under ASC 470-50-40, as the overall modification was significant, extinguishment accounting was applied. As such, the difference between the fair value of the March 2014 Warrants just prior to the amendment and the fair value of the restated warrants and the restricted shares of common stock issued to investors, is to be recognized as a gain or a loss. As of August 13, 2014, the fair value of the original March 2014 Warrants was determined to be approximately $7.9 million, the fair value of the restated warrants was determined to be $10.2 million and the value of the unregistered shares of common stock was $0.8 million. As a result, a non-operating expense of $3.1 million was recorded in the statement of operations to reflect the extinguishment. In addition, a total non-operating expense of $2.3 million will be recorded in the third quarter of 2014, representing the revaluation of the derivative March 2014 Warrant to its fair value just prior to its amendment on August 13, 2014. Since the warrants no longer contain the anti-dilution protection provisions after the amendment, they are no longer classified as liabilities, and therefore reclassified to stockholders’ equity. The overall impact of such amendment on stockholders’ equity is an increase of $5.6 million, which is comprised of $10.2 million (the value of the restated warrants), $0.8 million (the fair value of the unregistered shares of common stock issued to investors), offset by a loss of $2.3 million recorded in connection with revaluation of March 2014 Warrants, as well as the $3.1 million loss recorded in connection with the amendment.

The fair value was estimated using the Monte Carlo simulation and the Black-Scholes Model. The following assumptions were used to value the original warrants: volatility: 74.80%, share price: $4.11, risk free interest rate: 0.46%-0.52%, expected term: 2.03-2.08 years and dividend yield: 0%. The following assumptions were used to value the restated warrants: volatility: 74.40%, share price: $4.11, risk free interest rate: 0.71%, expected term: 2.50 years and dividend yield: 0%.

On August 22, 2014, we filed a registration statement on Form S-3 (Registration No. 333-198309) to register for resale the additional shares of common stock issuable upon conversion of shares of our Preferred C Stock based on the adjusted conversion price of $2.71 per share, shares of common stock that may be issued as payment for dividends on the additional Preferred C Stock, payable through May 2, 2015, shares of common stock issuable upon exercise of the June Warrants, and the shares of our common stock issuable upon exercise of our restated warrants. This registration statement on Form S-3 has not been declared effective.

Our Business

Bertilimumab

Immune’s lead product candidate, Bertilimumab, is a fully human monoclonal antibody that targets eotaxin-1, a chemokine involved in eosinophilic inflammation, angiogenesis and neurogenesis. Immune has initiated a placebo-controlled, double-blind Phase II clinical trial with Bertilimumab for the treatment of ulcerative colitis and a Phase II clinical trial for bullous pemphigoid, an auto-immune dermatological orphan indication. Bertilimumab has met the regulatory requirements for Phase II trials in Inflammatory Bowel Disease (IBD) (including Crohn's Disease (CD) and ulcerative colitis (UC)) and additional indications. Immune has selected ulcerative colitis to lead the Phase II trials in moderate-to-severe ulcerative colitis patients in Israel. This trial was approved by the Institutional Review Board of Shaare Zedek, Rambam, Wolfson, Meir and Sourasky Medical Centers in Israel and the Israeli Ministry of Health. The UC trial commenced in the third quarter of 2014. In addition, Immune has received a regulatory approval for a Phase II study in Bullous pemphigoid. The BP trial commenced in the third quarter of 2014. Immune has also communicated with the gastro- intestinal section of the FDA and submitted a pre-Investigative New Drug, or IND, application on October 14, 2012. The pre-IND application is an early communication with the FDA to obtain guidance on the data necessary to warrant an IND application submission. In a meeting on February 6, 2012, the FDA recommended that Immune submit an IND application and provided guidance and support with respect to the development of Bertilimumab for the treatment of ulcerative colitis and Crohn's Disease, including recommendations as to minor chemistry, manufacturing and controls and preclinical studies that will need to be conducted during Bertilimumab’s clinical development. In 2014, Immune expects to file an IND application in the United States, and its equivalent in Europe, in order to expand its clinical program and to submit an orphan drug application for Bullous pemphigoid to the FDA and EMA. In addition, Immune began planning for the clinical development in several other indications, including severe asthma.

NanomAbs Technology Platform

Immune’s NanomAbs technology platform is an ADC platform capable of generating novel drugs with enhanced profiles as compared to standalone antibodies or antibody-drug conjugates (ADCs). This technology conjugates targeting ligands, namely mAbs, to drug loaded nanoparticles. NanomAbs selectively accumulate in diseased tissues and cells, resulting in higher drug accumulation at the site of action with minimal off-target exposure. Immune is building a longer term pipeline of NanomAbs for the treatment of cancer and may enter into collaborative agreements with other companies to acquire complementary drugs or technologies and accelerate the development of NanomAbs drug candidates.

CrolibulinTM

CrolibulinTM another product candidate is a novel small molecule vascular disruption agent, or VDA, and apoptosis inducer for the treatment of patients with solid tumors. Crolibulin is being studied by the National Cancer Institute in a phase I/II for the treatment of Anaplastic Thyroid cancer (ATC). Crolibulin TM has shown promising vascular targeting activity with potent anti-tumor activity in pre-clinical in vitro and in vivo studies and in phase I clinical studies. The molecule has been shown to induce tumor cell apoptosis and selectively inhibit growth of proliferating cell lines, including multi-drug resistant cell lines. Murine models of human tumor xenografts demonstrated Crolibulin TM inhibits growth of established tumors of a number of different cancer types. In preclinical tumored animal models, combination therapy has demonstrated synergistic activity with cytotoxic drugs as well as anti-angiogenic drugs. This may support further development of Crolibulin in a variety of cancers other than ATC, including but not limited to refractory ovarian cancer.

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AmiKetTM

AmiKetTM is a prescription topical analgesic cream containing a formulation of two FDA-approved drugs; amitriptyline, which is a widely-used antidepressant, and ketamine, an NMDA antagonist that is used as an intravenous anesthetic. AmiKet TM is designed to provide effective, long-term relief from the pain caused by peripheral neuropathies. Peripheral neuropathy is a medical condition caused by damage to the nerves in the peripheral nervous system which includes nerves that run from the brain and spinal cord to the rest of the body. Since each of these ingredients has been shown to have significant analgesic effects and because NMDA (N-methyl-D-aspartic acid) antagonists, such as ketamine, have demonstrated the ability to enhance the analgesic effects of amitriptyline, we believe the combination is a good candidate for the development of a new class of analgesics. We believe that AmiKet TM can be used effectively in conjunction with orally delivered analgesics, such as gabapentin.

AmiKetTM is an odorless, white vanishing cream that is applied twice daily and is quickly absorbed into the applied area. We believe the topical delivery of its patented combination represents a fundamentally new approach for the treatment of pain associated with peripheral neuropathy. In addition, we believe that the topical delivery of our product candidate will significantly reduce the risk of adverse side effects and drug to drug interactions associated with the systemic delivery of the active ingredients. The results of our clinical trials to date have demonstrated the safety of the cream for use for up to one year and a potent analgesic effect in subjects with chemotherapy-induced peripheral neuropathy, or CIPN, diabetic peripheral neuropathy, or DPN, and post-herpetic neuralgia, or PHN.

In 2010, the FDA has granted AmiKetTM Orphan Drug Status for the treatment of Post Herpetic Neuralgia.

In December 2011, we met with the FDA and were granted permission by the FDA to initiate immediately the Phase III clinical development of AmiKet TM in the treatment of CIPN. Fast Track designation was granted to us in April 2012. The FDA’s Fast Track program is designed to facilitate the development and expedite the review of drugs intended to treat serious or life-threatening conditions and address unmet medical needs.

We are preparing for Phase III clinical trials and are looking for a development and commercialization partner for AmiKet TM. We initiated a comprehensive process targeting the 20 most likely development and commercial partners with the objective of commercializing AmiKet TM.

Corporate Information

Immune is headquartered in Cambridge, MA and was incorporated in Delaware. Our principal offices are located at Cambridge Innovation Center 1 Broadway 14th Floor, Cambridge, MA 02142 and its telephone number is (914) 606-3500. Immune’s principal website is www.immunepharmaceuticals.com. The information on or that can be accessed through Immune’s website is not part of this prospectus. Immune’s common stock is listed on the NASDAQ Capital Market and NASDAQ OMX, First North Premier, Stockholm and trades under the symbol “IMNP”.

Offerings under This Prospectus

This prospectus covers the resale from time to time by the selling security holders identified herein of up to an aggregate of 2,843,463 shares of our common stock, consisting of (a) an additional 833,860 shares of common stock issuable upon conversion of Preferred C Stock (based on dividing the $1,000 per preferred share purchase price of the Preferred C Stock by the adjusted conversion price of $2.71 per share), (b) 66,709 shares of common stock that may be issued as payment for dividends on the additional Preferred C Stock, payable through May 2, 2015, (c) 427,179 shares of common stock issuable upon exercise of additional warrants granted in consideration for the consent of the Preferred C Stockholders to amend our Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock, and (d) an additional 1,515,716 shares of our common stock issuable pursuant to the August 2014 Amendment.

Common stock offered by the selling security holders hereunder	2,843,463

Common stock outstanding prior to the offering	17,944,839

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling security holders. We may, however, receive proceeds from warrants exercised by selling security holders in the event that such warrants are exercised for cash. See the disclosure under the heading “Use of Proceeds” beginning on page 27 of this prospectus.

Risk factors	Investing in our securities involves a high degree of risk and purchasers may lose their entire investment. See the disclosure under the heading “Risk Factors” beginning on page 5 of this prospectus.

Symbol on NASDAQ Capital Market and NASDAQ OMX, First North Premier, Stockholm	IMNP

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RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the following risk factors and in the sections entitled “Risk Factors” contained in our most recent annual report on Form 10-K, which has been filed with the SEC and is incorporated by reference in this prospectus, as well as any updates thereto contained in subsequent filings with the SEC, and all other information contained in this prospectus and incorporated by reference into the prospectus before purchasing our securities. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Relating to our Financial Position and Need for Additional Capital

We have limited liquidity and, as a result, may not be able to meet our obligations.

We have incurred significant losses since our inception. We expect to incur additional losses for the foreseeable future and may never achieve or maintain profitability.

Since our inception on July 11, 2010 (“Inception”), we have incurred significant losses and expect to continue to operate at a net loss in the foreseeable future. For the six month period ended June 30, 2014, we incurred net losses of $4,519,000 and a total accumulated deficit of $26,798,000. To date, we have financed our operations primarily through private placements of common stock and preferred stock, convertible debt securities and borrowings under our secured loan with MidCap Financial. Our revenue to date has consisted of government grants and royalties on licensed patents. We have devoted substantially all of our financial resources and efforts to developing Bertilimumab, our phase II drug for the treatment of inflammatory diseases and NanomAbs, our platform for the targeted delivery of cancer drugs, manufacturing Bertilimumab under cGMPs, conducting preclinical studies and clinical trials. We are still in the early stages of development of our product candidates, and we have not completed development of Bertilimumab, NanomAbs or other drugs. We expect to continue to incur significant expenses and operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we continue the research and development of our product candidates.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval, and establishing and managing our collaborations at various stages of each candidate’s development. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the FDA or EMA to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase and revenue could be further delayed.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will require substantial additional funding which may not be available to us on acceptable terms, or at all. If we fail to raise the necessary additional capital, we may be unable to complete the development and commercialization of our product candidates, or continue our development programs.

Our operations have consumed substantial amounts of cash since inception. We will require additional capital for the further development and commercialization of our product candidates, as well as to fund our other operating expenses and capital expenditures.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. We may also seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available. Any of these events could significantly harm our business, financial condition and results of operations.

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In order to carry out our business plan and implement our strategy, we anticipate that we will need to obtain additional financing from time to time and may choose to raise additional funds through strategic collaborations, licensing arrangements, public or private equity or debt financing, bank lines of credit, asset sales, government grants, or other arrangements. We cannot be sure that any additional funding, if needed, will be available on terms favorable to us, or at all. Furthermore, any additional equity or equity-related financing may be dilutive to our stockholders, and debt or equity financing, if available, may subject us to restrictive covenants and significant interest costs. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to certain of our product candidates or marketing territories.

In addition, certain investors, including institutional investors, may be unwilling to invest in our securities if we are not able to up-list and maintain a listing on a U.S. national securities exchange. Our inability to raise capital when needed would harm our business, financial condition and results of operations, and could cause our stock price to decline or require that we wind down our operations altogether.

The terms of our senior secured credit facility place restrictions on our operating and financial flexibility. If we raise additional capital through this facility, the terms of any new debt could further restrict our ability to operate our business.

As of October 2, 2014, the outstanding principal balance of the loan was $3.5 million. The credit facility contains customary affirmative and negative covenants and events of default applicable to us and our subsidiaries. The affirmative covenants include, among others, covenants requiring us (and us to cause our subsidiaries) to maintain our legal existence and governmental approvals, deliver certain financial reports and maintain insurance coverage. The negative covenants include, among others, restrictions on us and our subsidiaries transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends or making other distributions, making investments, creating liens, selling assets, and suffering a change in control, in each case subject to certain exceptions. If we default under the facility, the lender may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, the lender’s right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. The lender could declare a default upon the occurrence of any event that it interprets as a material adverse effect as defined under the credit facility, thereby requiring us to repay the loan immediately or to attempt to reverse the declaration of default through negotiation or litigation. Any declaration by the lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

We may be unable to license our product candidate AmiKet on terms that reflect the current carrying value of the asset, or at all, which would negatively affect our business, financial condition and results of operations.

We periodically perform an analysis to determine whether an impairment of our assets has occurred. As of December 31, 2013, and June 30, 2014, $27.5 million of merger consideration was allocated to acquired in-process research and development related to projects associated with the AmiKet license agreement.

Our most recent impairment analysis determined that no change in the carrying value of AmiKet was required. However, there is no assurance that future analysis would not result in the impairment of the fair value attributable to AmiKet. In addition, if the assumptions we used in connection with the merger to value our in-process research and development directly related to the AmiKet license agreement turn out to be incorrect, the carrying value of AmiKet may ultimately be impaired which would negatively affect our business, financial condition and results of operations. Furthermore, if we are unable to license AmiKet or to license AmiKet on terms materially less favorable than the assumptions used to value the asset in the merger, the carrying value of the assets would be impaired, which could materially adversely affect our business, financial condition and results of operations.

We may be exposed to market risk and interest rate risk that may adversely impact our financial position, results of operations or cash flows.

We may be exposed to market risk, i.e., the risk of loss related to changes in market prices, including foreign exchange rates, of financial instruments that may adversely impact our financial position, results of operations or cash flows.

In addition, our investments may be exposed to market risk due to fluctuation in interest rates, which may affect its interest income and the fair market value of investments, if any. We do not anticipate undertaking any additional long-term borrowings. At present, our investments consist primarily of cash and cash equivalents. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk of loss.

We are exposed to fluctuations in currency exchange rates which could have a material adverse effect on us.

Our foreign currency exposures gives rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the New Israeli Shekel, or NIS, and the British pound sterling. A significant portion of our expenses are denominated in U.S. dollars (with certain expenses payable to Lonza, if any, in the British pound sterling and to Israeli personnel, including sub-contractors and consultants, in the NIS). Our U.S. dollar expenses consist principally of payments made to personnel in the United States, including sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that the bulk of our expenses will continue to be denominated in U.S. dollars, the NIS or the British pound sterling. If the U.S. dollar fluctuates significantly against the NIS or the British pound sterling (to the extent we must make payments to Lonza) it may have a negative impact on our results of operations. In addition, non-U.S. dollar linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the non-U.S. currencies at the beginning and end of the reporting period, affecting our net income and earnings per share.

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To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations. Exchange rate fluctuations resulting in a devaluation of the NIS or the British pound sterling compared with the U.S. dollar could have a material adverse impact on our results of operations and share price.

Risks Related to Regulatory Development, Approval and other Legal Compliance

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to develop and then commercialize our product candidates or will not be able to do so as soon as anticipated, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside the United States. Failure to obtain Investigational New Drug (IND) approval may delay or prevent us to develop our drugs in one or more jurisdiction. Later on, marketing approval for a product candidate (New Drug Application, NDA, or Biologic License Application, BLA) will prevent us from commercializing the product candidate. While our executives have experience with the IND, NDA and BLA processes, we expect to rely on third parties to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing development and later marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. For example, new cancer drugs frequently are indicated only for patient populations that have not responded to an existing therapy or have relapsed. If any of our product candidates with a cancer indication receives marketing approval, the accompanying label may limit the approved use of our drug in this way, which could limit sales of the product.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years. If additional clinical trials are required for certain jurisdictions, these trials can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved, and may ultimately be unsuccessful. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review process for each submitted product application, may cause delays in the review and approval of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept a marketing application as deficient or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Bertilimumab is a first in class monoclonal antibody. While we have met with the FDA regarding the development of Bertilimumab, it is possible that the FDA may change its requirements or require us to conduct additional pre-clinical and/or clinical study that may delay the development and approval of this drug. Unfavorable data from these studies may restrict the potential development and commercialization of Bertilimumab or lead to the termination of its development.

AmiKetTM has received Fast Track Designation from the FDA which allows for guidance, sequential submission of NDA components and accelerated review. However there is no guarantee that the FDA will not change its requirements or that the studies recommended by FDA will allow us to obtain data considered adequate for marketing approval.

NanomAbs are novel nano-therapeutics. Although the FDA and other regulatory authorities have approved nano-therapeutics in the past, they are monitoring whether nanotechnology-based therapeutics pose any specific health and human safety risks. While they have not issued any regulations to date, it is possible that the FDA and other regulatory authorities could issue regulations in the future regarding nano-therapeutics that could adversely affect our product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

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We and other drug development companies have suffered setbacks in late-stage clinical trials even after achieving promising results in early stage development. Accordingly, the results from completed preclinical studies and early stage clinical trials may not be predictive of results in later stage trials and may not be predictive of the likelihood of regulatory approval.

Clinical trial designs that were discussed with regulatory authorities prior to their commencement may subsequently be considered insufficient for approval at the time of application for regulatory approval.

We or our partners discuss with and obtain guidance from regulatory authorities on clinical trial protocols. Over the course of conducting clinical trials, circumstances may change, such as standards of safety, efficacy or medical practice, which could affect regulatory authorities’ perception of the adequacy of any of our clinical trial designs or the data we develop from our clinical trials. Changes in circumstances could affect our ability to conduct clinical trials as planned. Even with successful clinical safety and efficacy data, we may be required to conduct additional, expensive trials to obtain regulatory approval. Any failure or significant delay in completing clinical trials for our product candidates, or in receiving regulatory approval for the commercialization of our product candidates, may severely harm our business and delay or prevent us from being able to generate revenue and our stock price will likely decline.

If we receive regulatory approval, our marketed products will also be subject to ongoing FDA and/or foreign regulatory agency obligations and continued regulatory review, and if we fail to comply with these regulations, we could lose approvals to market any products, and our business would be seriously harmed.

Following initial regulatory approval of any of our product candidates, we will be subject to continuing regulatory review, including review of adverse experiences and clinical results that are reported after our products become commercially available. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our product candidates will also be subject to periodic review and inspection by the FDA or foreign regulatory agencies. If a previously unknown problem or problems with a product, manufacturing or laboratory facility used by us is discovered, the FDA or foreign regulatory agency may impose restrictions on that product or on the manufacturing facility, including requiring us to withdraw the product from the market. Any changes to an approved product, including the way it is manufactured or promoted, often require FDA approval before the product, as modified, can be marketed. We and our manufacturers will be subject to ongoing FDA requirements for submission of safety and other post-market information. If we or our manufacturers fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;
•	impose civil or criminal penalties;
•	suspend or withdraw regulatory approval;
•	suspend any ongoing clinical trials;
•	refuse to approve pending applications or supplements to approved applications;
•	impose restrictions on operations;
•	close the facilities of manufacturers; or
•	seize or detain products or require a product recall.

In addition, the policies of the FDA or other applicable regulatory agencies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature, or extent of adverse government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad.

Any regulatory approval we receive for our product candidates will be limited to those indications and conditions for which we are able to show clinical safety and efficacy.

Any regulatory approval that we may receive for our current or future product candidates will be limited to those diseases and indications for which such product candidates are clinically demonstrated to be safe and effective. For example, in addition to the FDA approval required for new formulations, any new indication to an approved product also requires FDA approval. If we are not able to obtain regulatory approval for a broad range of indications for our product candidates, our ability to effectively market and sell our product candidates may be greatly reduced and may harm our ability to generate revenue.

While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical studies and approved by regulatory authorities, our regulatory approvals will be limited to those indications that are specifically submitted to the regulatory agency for review. These “off-label” uses are common across medical specialties and may constitute the best treatment for many patients in varied circumstances. Regulatory authorities in the U.S. generally do not regulate the behavior of physicians in their choice of treatments. Regulatory authorities do, however, restrict communications by pharmaceutical companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, our failure to follow regulatory rules and guidelines relating to promotion and advertising may cause the regulatory agency to delay its approval or refuse to approve a product, the suspension or withdrawal of an approved product from the market, recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecutions, any of which could harm our business.

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The results of our clinical trials are uncertain, which could substantially delay or prevent us from bringing our product candidates to market.

Before we can obtain regulatory approval for a product candidate, we must undertake extensive clinical testing in humans to demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory agencies. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time consuming. The commencement and completion of our clinical trials could be delayed or prevented by several factors, including:

•	delays in obtaining regulatory approvals to commence or continue a study;
•	delays in reaching agreement on acceptable clinical trial parameters;
•	slower than expected rates of patient recruitment and enrollment;
•	inability to demonstrate effectiveness or statistically significant results in our clinical trials;
•	unforeseen safety issues;
•	uncertain dosing issues;
•	inability to monitor patients adequately during or after treatment; and
•	inability or unwillingness of medical investigators to follow our clinical protocols.

We cannot assure you that our planned clinical trials will begin or be completed on time or at all, or that they will not need to be restructured prior to completion. Significant delays in clinical testing will impede our ability to commercialize our product candidates and generate revenue from product sales and could materially increase our development costs. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The use of FDA-approved therapeutics in AmiKet could require us to conduct additional preclinical studies and clinical trials, which could increase development costs and lengthen the regulatory approval process.

AmiKet utilizes proprietary formulations and topical delivery technologies to administer FDA-approved pain management therapeutics. We may still be required to conduct preclinical trials and clinical trials to determine if our product candidates are safe and effective. In addition, we may also be required to conduct additional preclinical trials and Phase I clinical trials to establish the safety of the topical delivery of these therapeutics and the level of absorption of the therapeutics into the bloodstream. The FDA may also require us to conduct clinical trials to establish that our delivery mechanisms are safer or more effective than the existing methods for delivering these therapeutics. As a result, we may be required to conduct complex clinical trials, which could be expensive and time-consuming and lengthen the anticipated regulatory approval process. In addition, the cost of clinical trials may vary significantly over the life of a project as a result of differences in the design of the clinical trials arising during clinical development.

In some instances, we rely on third parties, over which we have little or no control, to conduct clinical trials for our product candidates and their failure to perform their obligations in a timely or competent manner may delay development and commercialization of our product candidates.

The nature of clinical trials and our business strategy requires us to rely on clinical research centers and other third parties to assist us with clinical testing and certain research and development activities, such as the agreement we had with Myrexis, Inc. related to the MX90745 series of apoptosis-inducer anti-cancer compounds. As a result, our success is dependent upon the success of these third parties in performing their responsibilities. We cannot directly control the adequacy and timeliness of the resources and expertise applied to these activities by such third parties. If such contractors do not perform their activities in an adequate or timely manner, the development and commercialization of our product candidates could be delayed. We may enter into agreements, similar to the agreement we had with Myrexis, Inc., from time to time with additional third parties for our other product candidates whereby these third parties undertake significant responsibility for research, clinical trials or other aspects of obtaining FDA approval. As a result, we may face delays if these additional third parties do not conduct clinical studies and trials, or prepare or file regulatory related documents, in a timely or competent fashion. The conduct of the clinical studies by, and the regulatory strategies of, these additional third parties, over which we have limited or no control, may delay or prevent regulatory approval of our product candidates, which would delay or limit our ability to generate revenue from product sales.

Our therapeutic product candidates for which we intend to seek approval are primarily biological products and may face competition sooner than expected. This is particularly relevant for our lead product candidate, Bertilimumab.

With the enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, as part of the Health Care Reform Law, an abbreviated pathway for the approval of bio-similar and interchangeable biological products was created. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve bio-similar biologics, including the possible designation of a bio-similar as “interchangeable.” The FDA defines an interchangeable bio-similar as a product that, in terms of safety or diminished efficacy, presents no greater risk when switching between the bio-similar and its reference product than the risk of using the reference product alone. Under the BPCIA, an application for a bio-similar product cannot be submitted to the FDA until four years, or approved by the FDA until 12 years, after the original brand product identified as the reference product was approved under a BLA. The new law is complex and is only beginning to be interpreted by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

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We believe that if any of our product candidates were to be approved as biological products under a BLA, such approved products should qualify for the 12-year period of exclusivity. However, there is a risk that the United States. Congress could amend the BPCIA to significantly shorten this exclusivity period as proposed by President Obama, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a bio-similar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the bio-similar route and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

AmiKetTM’s successful partnering and commercialization may be affected by regulations on orphan drug status, patent restoration and data exclusivity.

AmiKetTM primary patents are expiring in 2021 and are essentially limited to the United States. Immune is assuming that a marketing exclusivity of up to 5 years will be available under the Patent Term Restoration in the United States and under other forms in Europe and Japan to compensate for the extended development time. This marketing exclusivity may not be deemed to be applicable to AmiKet TM or maybe be reduced to less than 5 years in one or multiple jurisdiction. AmiKet TM has been granted orphan drug Status for Post Herpetic Neuralgia (PHN) which confers a seven year marketing exclusivity in the United States for that indication. Orphan drug exclusivity may be reduced or eliminated by regulators before AmiKet TM enjoys all or part of this protection.

We may not be able to obtain orphan drug exclusivity for our product candidates, particularly for Bertilimumab in bullous pemphigoid or for NanomAbs in certain less frequent cancer indications.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. One of our strategic assumptions is that we can obtain Orphan Drug Designation for Bertilimumab in Bullous Pemphigoid, a disease with a patient population of less than 15,000 individuals in the United States and for certain formulations of NanomAbs in various Cancer Indications.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Risks Related to Our Dependence on Third Parties

Our existing collaborations are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

We intend to enter into collaborations with other biopharmaceutical companies to develop NanomAbs based on therapeutic payloads and/ or ligands or antibodies from their product pipelines. We also intend to partner AmiKet TM for Phase III development and commercialization and Bertilimumab after we achieve phase II Proof of Concept. These collaborations are expected to generate substantial funding for our research programs and may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	collaborations may be terminated for the convenience of the collaborator and, if terminated, we would potentially lose the right to pursue further development or commercialization of the applicable product candidates;

•	collaborators may learn about our technology and use this knowledge to compete with us in the future;

•	results of collaborators’ preclinical or clinical trials could produce results that harm or impair other products using our technology;

•	there may be conflicts between different collaborators that could negatively affect those collaborations and potentially others; and

•	the number and type of our collaborations could adversely affect our attractiveness to future collaborators or acquirers.

If our collaborations do not result in the successful development and commercialization of our products or if one of our collaborators terminates its agreement with us, we may not receive any future research and development funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our continued development of our product candidates could be delayed and we may need additional resources to develop additional product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators and there can be no assurance that our collaborations will produce positive results or successful products on a timely basis or at all.

Additionally, subject to its contractual obligations to us, if a collaborator of ours is involved in a business combination or otherwise changes its business priorities, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities and our stock price could be adversely affected.

We may in the future determine to collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may not be able to access therapeutic payloads that would be suitable to development with our platform, have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform and our business may be materially and adversely affected.

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We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We currently rely on third-party CROs to conduct our ongoing Phase II clinical trials of Bertilimumab and do not plan to independently conduct clinical trials of our other product candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct and manage our clinical trials. These agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with regulatory standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Other countries’ regulatory agencies also have requirements for clinical trials with which we must comply. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of our product candidates for preclinical and clinical testing and expect to continue to do so for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities that meet the FDA’s current cGMP requirements for the production of any product candidates used in humans. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates receive marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates on a timely basis or at all or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;
•	breach of the manufacturing agreement by the third party;
•	failure to manufacture our product according to our specifications;
•	failure to manufacture our product according to our schedule or at all;
•	misappropriation of our proprietary information, including our trade secrets and know-how; and
•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for required raw materials used in the manufacture of our product candidates, including our lead antibody Bertilimumab. If our current contract manufacturer, Lonza, cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all. Our contract with Lonza imposes restrictions, including additional payments if we elect to work with another contract manufacturer. Additionally, we have not yet secured cGMP manufacturers for NanomAbs, which may delay regulatory development toward an Initial New Drug authorization and initial of clinical trials.

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Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Risks Related to Our Intellectual Property

Our ability to protect our intellectual property rights will be critically important to the success of our business, and we may not be able to protect these rights in the United States or abroad.

We own or hold licenses to a number of issued patents and U.S. pending patent applications, as well as foreign patents and foreign counterparts. Our success depends in part on our ability to obtain patent protection both in the United States and in other countries for our product candidates, as well as the methods for treating patients in the product indications using these product candidates. Our ability to protect our product candidates from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Even if our product candidates, as well as methods for treating patients for prescribed indications using these product candidates are covered by valid and enforceable patents and have claims with sufficient scope, disclosure and support in the specification, the patents will provide protection only for a limited amount of time. Accordingly, rights under any issued patents may not provide us with sufficient protection for our product candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes.

In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents have issued or will issue, we cannot guarantee that the claims of these patents are or will be valid or enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. Furthermore, different countries have different procedures for obtaining patents, and patents issued in different countries offer different degrees of protection against use of the patented invention by others. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

The patent positions of biotechnology companies, including our patent position, involve complex legal and factual questions, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented. Our patents can be challenged by our competitors who can argue that our patents are invalid, unenforceable, lack sufficient written description or enablement, or that the claims of the issued patents should be limited or narrowly construed. Patents also will not protect our product candidates if competitors devise ways of making or using these product candidates without legally infringing our patents. The Federal Food, Drug, and Cosmetic Act and FDA regulations and policies create a regulatory environment that encourages companies to challenge branded drug patents or to create non-infringing versions of a patented product in order to facilitate the approval of abbreviated new drug applications for generic substitutes. These same types of incentives encourage competitors to submit new drug applications that rely on literature and clinical data not prepared for or by the drug sponsor, providing a less burdensome pathway to approval.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.

•	We or our licensors or strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.

•	We or our licensors or strategic partners might not have been the first to file patent applications covering certain of our inventions.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	It is possible that our pending patent applications will not lead to issued patents.

•	Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	We may not develop additional proprietary technologies that are patentable.

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•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our technologies, product candidates, and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets and we have the funds to enforce our rights, if necessary.

The expiration of our owned or licensed patents before completing the research and development of our product candidates and receiving all required approvals in order to sell and distribute the products on a commercial scale can adversely affect our business and results of operations.

In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. If we fail to apply for intellectual property protection or if we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more effectively against us, which could adversely affect our competitive position, as well as our business, financial condition and results of operations.

Filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing product candidates to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

Litigation relating to the ownership and use of intellectual property is expensive, and our position as a relatively small company in an industry dominated by very large companies may cause us to be at a significant disadvantage in defending our intellectual property rights and in defending against claims that our technology infringes or misappropriates third party intellectual property rights. However, we may seek to use various post- grant administrative proceedings, including new procedures created under the America Invents Act, to invalidate potentially overly-broad third party rights. Even if we are able to defend our position, the cost of doing so may adversely affect our ability to grow, generate revenue or become profitable. Although we have not yet experienced patent litigation, we may in the future be subject to such litigation and may not be able to protect our intellectual property at a reasonable cost, or at all, if such litigation is initiated. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require us to pay damages, enjoin us from certain activities or otherwise affect our legal or contractual rights, which could have a significant adverse effect on our business.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

•	the patentability of our inventions relating to our product candidates; and/or
•	the enforceability, validity or scope of protection offered by our patents relating to our product candidates.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;
•	encounter significant delays in bringing our product candidates to market; and/or
•	be precluded from participating in the manufacture, use or sale of our product candidates or methods of treatment requiring licenses.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including Patent Office administrative proceedings, such as inter-parties reviews, and reexamination proceedings before the U.S. Patent and Trademark Office or oppositions and revocations and other comparable proceedings in foreign jurisdictions. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

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Despite safe harbor provisions, third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents, of which we are currently unaware, with claims to materials, formulations, methods of doing research or library screening, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent published applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtain a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license, limit our uses, or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, limit our uses, pay royalties or redesign our infringing product candidates, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Third-party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could limit our ability to compete.

Because we operate in the highly technical field of research and development of small molecule drugs, we rely in part on trade secret protection in order to protect our proprietary trade secrets and unpatented know-how. However, trade secrets are difficult to protect, and we cannot be certain that others will not develop the same or similar technologies on their own. We have taken steps, including entering into confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, to protect our trade secrets and unpatented know-how. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. We also typically obtain agreements from these parties which provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets or know-how. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We are dependent upon our license agreements with Yissum Research and Development Company of the Hebrew University of Jerusalem, Ltd., our license agreement with Dalhousie University and our sublicense agreement with iCo Therapeutics Incorporated and the acquisition of technology from Mablife S.A.S. If we fail to make payments due or comply with other obligations under such agreements, our rights to such technology may be terminated and our business will be materially and adversely affected.

Pursuant to the terms of the license agreement with Yissum Research and Development Company of the Hebrew University of Jerusalem, Ltd., we have acquired an exclusive worldwide license to develop and commercialize patent applications and any issuing patents therefrom, research results and know-how related to some of our proprietary product candidates and technology. In addition, we have agreed to finance further research by Yissum to continue development of such product candidates.

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Pursuant to the terms of the license agreement with Dalhousie University, we were granted an exclusive license to certain patents for the topical use of tricyclic anti-depressants and NMDA antagonists as topical analgesics for neuralgia.

Pursuant to the terms of the sublicense agreement with iCo Therapeutics Incorporated, we have acquired exclusive worldwide license and sublicense to patent applications, patents and know-how related to some of our proprietary product candidates and technology. Part of the sublicensed technology was licensed to iCo Therapeutics Incorporated by Cambridge Antibody Technologies or its successor entity, Medimmune and is subject to the terms of such license.

The licenses require us to pay various milestone, fees and costs, licensing and royalty payments to commercialize the technology. If we fail to make payments due or comply with other obligations under such agreements, our licenses may be terminated.

Pursuant to an assignment agreement with MabLife S.A.S, we purchased the rights to patents, and other technology related to our proprietary product candidates. If we fail to make installment payments when due under such agreement, such rights, will revert back to MabLife.

The loss of any such rights provided under the forgoing agreements could materially harm our financial condition and operating results.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We also rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are unable to obtain licenses needed for the development of our product candidates, or if we breach any of the agreements under which we license rights to patents or other intellectual property from third parties, we could lose license rights that are important to our business.

If we are unable to maintain and/or obtain licenses needed for the development of our product candidates in the future, we may have to develop alternatives to avoid infringing on the patents of others, potentially causing increased costs and delays in drug development and introduction or precluding the development, manufacture, or sale of planned products. Some of our licenses provide for limited periods of exclusivity that require minimum license fees and payments and/or may be extended only with the consent of the licensor. We can provide no assurance that we will be able to meet these minimum license fees in the future or that these third parties will grant extensions on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Additionally, we can provide no assurance that the patents underlying any licenses will be valid and enforceable. To the extent any products developed by us are based on licensed technology, royalty payments on the licenses will reduce our gross profit from such product sales and may render the sales of such products uneconomical. In addition, the loss of any current or future licenses or the exclusivity rights provided therein could materially harm our business financial condition and our operations.

If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel and our consultants and advisors, as well as our licensors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. Unlike some of our competitors, we maintain our proprietary libraries for ourselves as we believe they have proven to be superior in obtaining strong binder product candidates. To this end, we require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

From time to time we may need to license patents, intellectual property and proprietary technologies from third parties, which may be difficult or expensive to obtain.

We may need to obtain licenses to patents and other proprietary rights held by third parties to successfully develop, manufacture and market our drug products. As an example, it may be necessary to use a third party’s proprietary technology to reformulate one of our drug products in order to improve upon the capabilities of the drug product. If we are unable to timely obtain these licenses on reasonable terms, our ability to commercially exploit our drug products may be inhibited or prevented.

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Risks Related to Our Business and Industry

We have a limited operating history and are heavily dependent on the success of our technologies and product candidates, and we cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

To date, we have invested a significant portion of our efforts and financial resources in the acquisition and development of our product candidates. We have not demonstrated our ability to perform the functions necessary for the successful acquisition, development or commercialization of the technologies we are seeking to develop. Because we only recently commenced operations, we have a limited operating history upon which you can evaluate our business and prospects. Also, as an early stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. Our future success is substantially dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize such product candidates. Our product candidates are currently in preclinical development or in clinical trials. Our business depends entirely on the successful development and commercialization of our product candidates, which may never occur. We currently generate no revenues from sales of any drugs, and we may never be able to develop or commercialize a marketable drug.

The successful development, and any commercialization, of our technologies and any product candidates would require us to successfully perform a variety of functions, including:

•	developing our technology platform;
•	identifying, developing, manufacturing and commercializing product candidates;
•	entering into successful licensing and other arrangements with product development partners;
•	participating in regulatory approval processes;
•	formulating and manufacturing products; and
•	conducting sales and marketing activities.

Our operations have been limited to organizing our company, acquiring, developing and securing our proprietary technology and identifying and obtaining early preclinical data or clinical data for various product candidates. These operations provide a limited basis for you to assess our ability to continue to develop our technology, identify product candidates, develop and commercialize any product candidates we are able to identify and enter into successful collaborative arrangements with other companies, as well as for you to assess the advisability of investing in our securities. Each of these requirements will require substantial time, effort and financial resources.

Each of our product candidates will require additional preclinical or clinical development, management of preclinical, clinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. In addition, our product development programs contemplate the development of companion diagnostics by our third-party collaborators. Companion diagnostics are subject to regulation as medical devices and must themselves be approved for marketing by the FDA or certain other foreign regulatory agencies before we may commercialize our product candidates.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. It is not uncommon for companies in the biopharmaceutical industry to suffer significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

This product candidate development risk is heightened by any changes in the planned clinical trials compared to the completed clinical trials. As product candidates are developed through preclinical to early and late stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late stage clinical trials, approval and commercialization, such changes do carry the risk that they will not achieve these intended objectives.

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We have not previously initiated or completed a corporate-sponsored clinical trial. Consequently, we may not have the necessary capabilities, including adequate staffing, to successfully manage the execution and completion of any clinical trials we initiate, in a way that leads to our obtaining marketing approval for our product candidates in a timely manner, or at all.

In the event we are able to conduct a pivotal clinical trial of a product candidate, the results of such trial may not be adequate to support marketing approval. Because our product candidates are intended for use in life- threatening diseases, in some cases we ultimately intend to seek marketing approval for each product candidate based on the results of a single pivotal clinical trial. As a result, these trials may receive enhanced scrutiny from the FDA. For any such pivotal trial, if the FDA disagrees with our choice of primary endpoint or the results for the primary endpoint are not robust or significant relative to control, are subject to confounding factors, or are not adequately supported by other study endpoints, including possibly overall survival or complete response rate, the FDA may refuse to approve a BLA based on such pivotal trial. The FDA may require additional clinical trials as a condition for approving our product candidates.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

Although we are planning for certain clinical trials relating to Bertilimumab and AmiKetTM, there can be no assurance that the FDA will accept our proposed trial designs. We may experience delays in our clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining regulatory approval to commence a trial;
•	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining institutional review board, or IRB, approval at each site;

•	recruiting suitable patients to participate in a trial;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	having patients complete a trial or return for post-treatment follow-up;

•	developing and validating companion diagnostics on a timely basis, if required;

•	adding new clinical trial sites;

•	manufacturing sufficient quantities of product candidate for use in clinical trials; or

•	Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

Furthermore, we intend to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we intend to have agreements governing their committed activities, we will have limited influence over their actual performance.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Competition for patients in conducting clinical trials may prevent or delay product development and strain our limited financial resources.

Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that our potential drug products target. As a result, we must compete with them for clinical sites, physicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we do not know how many of the eligible patients may be enrolled in competing studies and who are consequently not available to us for our clinical trials. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients. Patient enrollment depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. The delay or inability to meet planned patient enrollment may result in increased costs and delays or termination of the trial, which could have a harmful effect on our ability to develop products.

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The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	the FDA or comparable foreign regulatory authorities may fail to approve the companion diagnostics we contemplate developing with partners; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval. This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We have not previously submitted a biologics license application, or BLA, or a New Drug Application, or NDA, to the FDA, or similar drug approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, in part, upon our collaborators’ ability to obtain regulatory approval of the companion diagnostics to be used with our product candidates, as well as the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patients that we are targeting for our product candidates are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval to commercialize our product candidates both in the United States, the European Union and in additional foreign countries. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions.

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Our most rapid and cost effective access to market approval for NanomAbs depends on meeting the conditions for approval under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA.

We will be seeking approval for NanomAbs under Section 505(b)(2) of the FFDCA, enacted as part of the Drug Price Competition and Patent Restoration Act of 1984, otherwise known as the Hatch-Waxman Act, which permits applicants to rely in part on preclinical and clinical data generated by third parties. For instance, FDA currently does not know which data will sufficient to support various cancer indications. Sufficiency of the data for approval will be a review issue after an NDA filing.

Healthcare reform measures could hinder or prevent our product candidates’ commercial success.

In both the United States and certain foreign jurisdictions, there have been and we expect there will continue to be a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. The United States government and other governments have shown significant interest in pursuing healthcare reform. In particular, the Medicare Modernization Act of 2003 revised the payment methodology for many products under the Medicare program in the United States. This has resulted in lower rates of reimbursement. In 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Healthcare Reform Law, was enacted. The Healthcare Reform Law substantially changes the way healthcare is financed by both governmental and private insurers. Such government-adopted reform measures may adversely impact the pricing of healthcare products and services in the United States or internationally and the amount of reimbursement available from governmental agencies or other third-party payors.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect the demand for any drug products for which we may obtain regulatory approval, as well as our ability to set satisfactory prices for our products, to generate revenues, and to achieve and maintain profitability.

Risks Related to the Commercialization of Our Product Candidates

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and physicians may continue to rely on these treatments. In addition, many new drugs have been recently approved and many more are in the pipeline for the same diseases for which we are developing our product candidates. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	their efficacy, safety and other potential advantages compared to alternative treatments;

•	our ability to offer them for sale at competitive prices;

•	their convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement for our product candidates;

•	the prevalence and severity of their side effects;

•	any restrictions on the use of our products together with other medications;

•	interactions of our products with other medicines patients are taking; and

•	inability of certain types of patients to take our product.

If we are unable to establish effective sales, marketing and distribution capabilities or enter into agreements with third parties with such capabilities, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any product for which we obtain marketing approval, we will need to establish a sales and marketing organization or make arrangements with third parties to perform sales and marketing functions.

In the future, we expect to build a focused specialty sales and marketing infrastructure to market or co-promote some of our product candidates in the United States and potentially elsewhere, if and when they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or educate physicians on the benefits of our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization; and

•	Inability to obtain sufficient coverage and reimbursement from third-party payors and governmental agencies.

Outside the United States, we expect to rely on third parties to sell, market and distribute our product candidates. We may not be successful in entering into arrangements with such third parties or may be unable to do so on terms that are favorable to us. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our product candidates. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources, established presence in the market and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors.

Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, sales and marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. Major competing products to our lead drug, Bertilimumab, such as Remicade and Humira are expected to become available on a generic basis over the coming years. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products. Multiple other new drugs will be launched prior to Bertilimumab in its various target indications but may limit its potential market acceptance. NanomAbs are competing with other Ligand Nanoparticle Conjugates developed by well-funded companies such as BIND Therapeutics and Merrimack. They are also competing with other types of Bio-Conjugates including Antibody Drug Conjugates developed by Seattle Genetics and Immunogen. Insufficient funding or inability to secure timely corporate partnerships will prevent Immune Pharmaceuticals from successfully developing the commercial opportunity with NanomAbs.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable to pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

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Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be sufficient to generate a profit. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

We currently hold $5 million in product liability insurance coverage in the aggregate and per incident, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

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Risks Related to Our Common Stock

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our shareholders.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of our product candidates or those of our competitors;

•	developments related to our existing or any future collaborations;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

If we do not remediate the material weakness in our internal control over financial reporting or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

In connection with the audit of our financial statements for the year ended December 31, 2013, we identified material weaknesses in our internal control over financial reporting. A material weakness is defined under the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. Although the Company has begun to address the identified material weaknesses, management concluded that the Company's internal controls over financial reporting were not effective at December 31, 2013. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (1992).

The material weakness relates to the lack of sufficient personnel and processes to adequately and timely record certain complex financial and financing transactions. The existence of a material weakness is an indication that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected. Since December 31, 2013, management has adopted additional entity level controls and implemented additional procedures to bring our internal control procedures into compliance with the criteria established by COSO. We implemented certain remediatory procedures designed to provide reasonable assurance that the negotiation and execution of complex agreements is completed with the involvement of legal and financial staff and that once executed, the agreements are appropriately recorded in the financial statements.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. If we are unable to remediate the above material weaknesses, or other material weaknesses are identified in the future or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated, we could receive an adverse opinion regarding our internal controls over financial reporting from our accounting firm, if and when required, and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline. For so long as we remain as a smaller reporting company, our accounting firm will not be required to provide an opinion regarding our internal controls over financial reporting.

In addition, because we have concluded that our internal control over financial reporting is not effective, and to the extent we identify future weaknesses or deficiencies, there could be material misstatements in our financial statements and we could fail to meet our financial reporting obligations. As a result, our ability to obtain additional financing, or obtain additional financing on favorable terms, could be materially and adversely affected which, in turn, could materially and adversely affect our business, our financial condition and the market value of our securities.

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A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. As of September 30, 2014, we had outstanding 17,944,839 shares of common stock. Of those shares, 16,520,570 were freely tradable, without restriction, in the public market. Such shares represented 92% of our outstanding shares of common stock as of that date. Any sales of those shares or any perception in the market that such sales may occur could cause the trading price of our common stock to decline. The remaining 1,424,269 shares are currently restricted as a result of securities laws or but will become eligible to be sold at various times after the date hereof. In addition, in connection with the private placement we closed on March 14, 2014, we filed a registration statement registering for resale the shares of common stock underlying the Preferred Stock and warrants issued in the private placement, which registration statement was declared effective by the SEC on April 25, 2014. If the registration ceases to be in effect for more than 10 consecutive calendar days or an aggregate of 15 calendar days in a 12 month period until all such shares are sold or such shares can be sold without manner of sale or volume restrictions pursuant to Rule 144 then we will be required to issue additional shares. In addition, on August 22, 2014, we filed an additional resale registration statement to register 2,843,463 shares of our common stock underlying the Preferred Stock and warrants and certain dividend in connection with the private placement, which registration statement has not been declared effective. The resale of a substantial number of shares of our common stock in the public market could adversely affect the market price for our common stock and make it more difficult for you to sell shares of our common stock at times and prices that you feel are appropriate. Furthermore, because there will be a large number of shares registered pursuant to the resale registration statement, the selling security holders named in such registration statement may continue to offer shares covered by the resale registration statement for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to the resale registration statement may continue for an extended period of time and continued negative pressure on the market price of our common stock could have a material adverse effect on our ability to raise additional equity capital. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will be eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, Rule 144 and Rule 701 under the Securities Act, and any future registration of such shares under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. Our stock is currently covered by three analysts in the United States and one in Sweden. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target animal studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Provisions in our restated certificate of incorporation and amended and restated by-laws and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

•	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the required approval of the holders of at least three-quarters (75%) of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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•	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our credit facility currently prohibits us from paying dividends on our equity securities, and any future debt agreements may likewise preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

 However, our Preferred Stock carries a dividend of 8% per annum, based on the stated value of $1,000 per share of Preferred Stock, payable in cash or, at our option and subject to the satisfaction of certain conditions, in shares of common stock. Dividends on the Preferred Stock will accrue from the date of issuance and be paid on the date of conversion thereof.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Risks Related to Employee Matters and Managing Growth and Other Risks Related to Our Business

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Dr. Daniel G. Teper, our Chairman and Chief Executive Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs, manufacturing and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

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A variety of risks associated with operating internationally could materially adversely affect our business.

In addition to our U.S. operations, we have operations in Israel through our wholly-owned subsidiary, Immune Pharmaceuticals Ltd., and may have other such international operations in the future. We face risks associated with our operations in Israel, including possible unfavorable regulatory, pricing and reimbursement, legal, political, tax and labor conditions, which could harm our business. We are also conducting and in the future plan to continue to conduct clinical trials of product candidates in Israel. We are subject to numerous risks associated with international business activities in Israel and elsewhere, including:

•	compliance with differing or unexpected regulatory requirements for our products;

•	compliance with Israeli laws with respect to our wholly-owned subsidiary, Immune Pharmaceuticals Ltd.;

•	difficulties in staffing and managing foreign operations;

•	foreign government taxes, regulations and permit requirements;

•	U.S. and foreign government tariffs, trade restrictions, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, natural disasters, war, events of terrorism or political instability in particular foreign countries;

•	fluctuations in currency exchange rates, which could result in increased operating expenses and reduced revenues;

•	compliance with tax, employment, immigration and labor laws, regulations and restrictions for employees living or traveling abroad;

•	changes in diplomatic and trade relationships; and

•	challenges in enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States.

These and other risks associated with our international operations in Russia and elsewhere may materially adversely affect our business, financial condition and results of operations.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and future contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we are not aware of any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus and the documents we have filed with the SEC that are incorporated herein by reference contain such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Such statements in connection with any discussion of future operations or financial performance are identified by the use of words such as “may,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning. Forward-looking statements include, but are not limited to, statements about: our estimates of future performance; the potential value created by the Merger for our stockholders; the potential of the combined company’s technology and products; the ability to raise capital to fund our operations and business plan; the continued listing of our securities on the NASDAQ Capital Market; market acceptance of our products; our ability to protect intellectual property rights; competition from other providers and products; the ability to license and monetize the developed products; our financial condition, financing requirements, prospects and cash flow; and expectations regarding potential growth. Such statements are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcome of events, timing and performance to differ materially from those expressed or implied by such statements. For a summary of such factors, please refer to the section entitled “Risk Factors” in this prospectus, as updated and supplemented by the discussion of risks and uncertainties in our most recent annual report on Form 10-K, as well as any amendments thereto, as filed with the SEC and which are incorporated herein by reference. The information contained in this document is believed to be current as of the date of this document. We do not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in our expectations, except as required by law.

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In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated herein by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. You are advised to consult any further disclosures we make in our reports to the SEC, including our reports on Form 10-Q, 8-K and 10-K. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered by this prospectus. We may, however, receive proceeds from any warrants exercised in cash by selling security holders, however, we cannot predict the timing or the amount of the exercise of such warrants, if at all.

We have agreed to bear the expenses (other than any underwriting discounts or selling commissions or any legal expenses incurred by any selling security holder) in connection with the registration of the shares of our common stock being offered for resale hereunder by the selling security holders.

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SELLING SECURITY HOLDERS

This prospectus covers the resale from time to time by the selling security holders identified in the table below of up to an aggregate of 2,843,463 shares of our common stock, consisting of (a) an additional 833,860 shares of common stock issuable upon conversion of Preferred C Stock (based on dividing the $1,000 per preferred share purchase price of the Preferred C Stock by the adjusted conversion price of $2.71 per share), (b) 66,709 shares of common stock that may be issued as payment for dividends on the additional Preferred C Stock, payable through May 2, 2015, (c) 427,179 shares of common stock issuable upon exercise of additional warrants granted in consideration for the consent of the Preferred C Stockholders to amend our Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock, and (d) an additional 1,515,716 shares of our common stock issuable pursuant to the August 2014 Amendment. The shares of our common stock are being registered, inter alia, to fulfill our contractual obligations under a registration rights agreement by and among us and the selling security holders identified in the table below.

Pursuant to the registration rights we have granted to the selling security holders (the “Registration Rights Agreement”), we have filed with the SEC the registration statement of which this prospectus forms a part in order to register such re-sales of our common stock under the Securities Act. We have also agreed to cause this registration statement to become effective and to keep such registration statement effective within and for the time periods set forth in the Registration Rights Agreement. Our failure to satisfy the filing or effectiveness deadlines set forth in the Registration Rights Agreement may subject us to payment of certain monetary penalties pursuant to the terms of the Registration Rights Agreement.

The following table sets forth certain information regarding the selling security holders and the shares of our common stock beneficially owned by them and issuable to the selling security holders upon (a) conversion of shares of our Preferred C Stock (based on dividing the $1,000 per preferred share purchase price of the Preferred C Stock by the adjusted conversion price of $2.71 per share), (b) payment for dividends on the additional Preferred C Stock, payable through May 2, 2015, (c) exercise of the June Warrants, and (d) exercise of the Restated Warrants. The selling security holders may offer the shares under this prospectus from time to time and may elect to sell some, all or none of the shares set forth next to their name. As a result, we cannot estimate the number of shares of our common stock that a selling security holder will beneficially own after termination of sales under this prospectus. However, for the purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling security holders. In addition, a selling security holder may have sold, transferred or otherwise disposed of all or a portion of that holder’s shares of our common stock since the date on which they provided information for this table. We have not made independent inquiries about this. We are relying on written commitments from the selling security holders to notify us of any changes in their beneficial ownership after the date they originally provided this information.

The following table and footnote disclosure following the table set forth the name of each selling security holders, the nature of any position, office or other material relationship, if any, that the selling security holders has had within the past three years with us or with any of our predecessors or affiliates, and the number of shares of our common stock beneficially owned by the selling security holders before this offering. The number of shares reflected are those beneficially owned, as determined under applicable rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under applicable SEC rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days after the date as of which such number is given, through the exercise of any option, warrant or right or through the conversion of any convertible security. Unless otherwise indicated in the footnotes to the table below and subject to community property laws where applicable, we believe, based on information furnished to us, that each of the selling security holders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Except as may be noted in the footnotes below, none of the selling security holders has, or within the past three years has had, any material relationship with us or any of our affiliates.

The number of shares of common stock underlying the Preferred C Stock and June Warrants and Restated Warrants assumes no additional adjustments in the number of shares issuable upon conversion or exercise thereof as a result of stock splits and stock dividends, and conversion price or exercise price adjustments pursuant to the terms of the certificate of designations governing the Preferred C Stock and the terms of the June Warrants and Restated Warrants, respectively.

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The information set forth in the table below is based on 17,944,839 shares of our common stock issued and outstanding on September 30, 2014:

				Common Stock Beneficially Owned After Offering
Selling Security Holder	Number of Shares of Common Stock Beneficially Owned	Shares Being Offered (1)		Number of Shares Outstanding	Percent of Shares

MMCAP International Inc. SPC (2)	2,214,054	623,446	(3)	1,675,079	8.75%
Sabby Healthcare (4)	941,070	270,879	(5)	755,719	4.14%
Sabby Volatility Warrant (4)	429,345	124,689	(6)	345,094	1.91%
Capital Ventures International (7)	877,518	252,748	(8)	695,906	3.81%
Sio Partners, LP (9)	475,834	139,402	(10)	373,147	2.06%
Sio Partners QP, LP (9)	82,010	24,026	(11)	64,312	*
Sio Partners Offshore, Ltd. (9)	293,386	85,950	(12)	230,073	1.27%
Nyenburgh Holding B.V. (13)	340,492	99,751	(14)	273,091	1.51%
Stourbridge Investments LLC (15)	85,703	22,915	(16)	66,606	*
Cranshire Capital Master Fund, Ltd. (17)	274,641	72,064	(18)	202,257	1.12%
Equitec Specialists, LLC (19)	85,123	24,938	(20)	68,268	*
Chardan Capital Markets LLC (21)	135,691	137,270	(22)	3,126	*
JMM Foundation, Inc.	85,816	24,938	(23)	65,671	*
DAFNA Lifescience L.P. (24)	226,768	64,838	(25)	180,913	1.00%
DAFNA Lifescience Select L.P. (24)	173,485	48,629	(26)	135,684	*
DAFNA Lifescience Market Neutral L.P. (24)	40,429	11,222	(27)	31,312	*
Framboise Trading Limited	1,958,623	249,378	(28)	1,200,031	6.48%
Melini Capital (29)	1,857,252	94,470	(30)	1,593,729	8.58%
Business Assets Corp. (31)	932,321	94,470	(32)	758,444	4.16%
Paul Benichou	578,300	94,470	(33)	485,328	2.67%
Giliana Niffeler	127,684	37,407	(34)	100,163	*
Michael Tordjman	87,251	25,561	(35)	62,304	*
Frank Allouch	86,180	24,938	(36)	67,832	*
Rahul Singhvi	38,817	8,425	(37)	30,392	*
Daniel Teper (38)	4,830,718	14,963	(39)	4,819,696	26.31%
Isaac Kobrin (40)	193,945	14,963	(41)	179,342	*
David Sidransky (42)	137,659	9,975	(43)	124,832	*
René Lerer (44)	79,514	4,985	(45)	74,649	*
Daniel Kazado (46)	79,514	4,985	(47)	74,649	*
Marc Rothenberg (48)	361,409	9,726	(49)	351,917	1.95%
Jean Kadouche (50)	834,910	4,988	(51)	830,043	4.62%
Oppenheim Asset Management Services SARL on behalf of FCP OP Medical Biohealth Trends	212,808	62,345	(52)	170,682	*
IPConcept (53)	85,123	24,938	(54)	66,751	*
Medical Strategy GmbH for PHARMA/Wealth Management Company SA	42,561	12,469	(55)	34,136	*
Hauck & Aufhäuser Banquiers on behalf RIM Global Bioscience	17,004	4,981	(56)	13,638	*
Michal Ayalon Soffer (57)	88,736	4,988	(58)	85,366	*
Adam Foley-Comer	54,524	4,988	(59)	49,657	*
Sarit Steinberg (57)	47,024	4,988	(60)	42,157	*
Danit Shema (57)	12,505	1,429	(61)	11,111	*
Oshrat Harush Frenkel (57)	65,717	715	(62)	65,019	*
Ze'ev Hamber (57)	8,312	212	(63)	8,108	*
Total	19,579,776	2,843,463		16,466,238

*       Represents beneficial ownership of less than 1% of the shares of common stock.

(1)       Represents shares issued or issuable upon conversion of Preferred C Stock or exercise of warrants, and includes shares of common stock that may be issuable, at our election, as payment for dividends on the Preferred C Stock, payable through May 2, 2015, all as indicated in the footnotes below.

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(2)       MMCAP International Inc. SPC, together with its affiliates, is 11.25% beneficial stockholder prior to this offering.

(3)       Includes 187,215 shares issuable upon conversion of Preferred C Stock, 14,977 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 100,000 shares issuable upon exercise of the June Warrants and 321,254 shares issuable upon exercise of Restated Warrants.

(4)       Sabby Management, LLC serves as the investment manager of Sabby Healthcare Volatility Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. Hal Mintz is the manager of Sabby Management, LLC. As such, Sabby Management, LLC and Hal Mintz have the power to vote or dispose of the securities held of record by the selling security holder and may be deemed to beneficially own those securities. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities held of record by the selling security holder except to the extent of its or his pecuniary interest therein.

(5)       Includes 79,192 shares issuable upon conversion of Preferred C Stock, 6,335 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 44,000 shares issuable upon exercise of the June Warrants and 141,352 shares issuable upon exercise of Restated Warrants.

(6)       Includes 37,443 shares issuable upon conversion of Preferred C Stock, 2,995 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 20,000 shares issuable upon exercise of the June Warrants and 64,251 shares issuable upon exercise of Restated Warrants.

(7)       Capital Ventures International (“CVI”) is affiliated with one or more FINRA members, none of whom are currently expected to participate in the offering and resale pursuant to the prospectus contained in this registration statement of the shares held of record by CVI. Heights Capital Management, Inc., the authorized agent of CVI, has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(8)       Includes 74,886 shares issuable upon conversion of Preferred C Stock, 5,991 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 40,800 shares issuable upon exercise of the June Warrants and 131,071 shares issuable upon exercise of Restated Warrants.

(9)       Sio GP, LLC is the general partner of Sio Partners, LP. Michael Castor, as portfolio manager of Sio GP, LLC, has voting and investment control over the shares of common stock beneficially owned by Sio Partners, LP.

(10)      Includes 41,861 shares issuable upon conversion of Preferred C Stock, 3,349 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 22,360 shares issuable upon exercise of the June Warrants and 71,832 shares issuable upon exercise of Restated Warrants.

(11)      Includes 7,215 shares issuable upon conversion of Preferred C Stock, 577 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 3,854 shares issuable upon exercise of the June Warrants and 12,380 shares issuable upon exercise of Restated Warrants.

(12)      Includes 25,810 shares issuable upon conversion of Preferred C Stock, 2,065 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 13,786 shares issuable upon exercise of the June Warrants and 44,290 shares issuable upon exercise of Restated Warrants.

(13)      Nyenburgh Holding BV is a holding company based in the Netherlands.

(14)      Includes 29,954 shares issuable upon conversion of Preferred C Stock, 2,396 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 16,000 shares issuable upon exercise of the June Warrants and 51,401 shares issuable upon exercise of Restated Warrants.

(15)      Steve Schnipper, Managing Member of Stourbridge Investments LLC, has voting and investment power over these securities.

(16)      Includes 5,616 shares issuable upon conversion of Preferred C Stock, 449 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 4,000 shares issuable upon exercise of the June Warrants and 12,850 shares issuable upon exercise of Restated Warrants.

(17)      Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting control and investment discretion over securities held by Cranshire Master Fund, Mitchell P. Kopin (“Mr. Kopin”), the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund.Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital Master Fund, Ltd. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin, President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire.

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CCA is also the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”). Mr. Kopin, the president, the sold member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund, Freestone and Freestone II that are described in footnote 6.

(18)       Includes 19,920 shares issuable upon conversion of Preferred C Stock, 1,594 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 12,000 shares issuable upon exercise of the June Warrants and 38,550 shares issuable upon exercise of Restated Warrants.

(19)       Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of a managed account for Equitec Specialists, LLC (“Equitec”) and has voting control and investment discretion over securities held in by Equitec in such managed account. Mitchell P. Kopin (“Mr. Kopin”), the president, the sole member and sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended of the securities held by Equitec in such managed account.

(20)       Includes 7,489 shares issuable upon conversion of Preferred C Stock, 599 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 4,000 shares issuable upon exercise of the June Warrants and 12,850 shares issuable upon exercise of Restated Warrants.

(21)       Chardan Capital Markets LLC is a registered broker dealer. The securities were acquired by Chardan Capital Markets LLC in the March 2014 private placement in connection with its services as placement agent. Kerry Propper maintains voting and dispositive control over the securities held by Chardan Capital Markets LLC.

(22)       Includes 58,821 shares issuable upon conversion of Preferred C Stock, 4,706 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 6,376 shares issuable upon exercise of the June Warrants and 67,368 shares issuable upon exercise of Restated Warrants.

(23)       Includes 7,489 shares issuable upon conversion of Preferred C Stock, 599 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 4,000 shares issuable upon exercise of the June Warrants and 12,850 shares issuable upon exercise of Restated Warrants.

(24)       Fariba Ghodsiar, chief investment officer of the selling security holder, has the power to vote or dispose of the securities held of record by the selling security holder and may be deemed to beneficially own those securities.

(25)       Includes 19,470 shares issuable upon conversion of Preferred C Stock, 1,558 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 10,400 shares issuable upon exercise of the June Warrants and 33,410 shares issuable upon exercise of Restated Warrants.

(26)       Includes 14,603 shares issuable upon conversion of Preferred C Stock, 1,168 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 7,800 shares issuable upon exercise of the June Warrants and 25,058 shares issuable upon exercise of Restated Warrants.

(27)       Includes 3,370 shares issuable upon conversion of Preferred C Stock, 270 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 1,800 shares issuable upon exercise of the June Warrants and 5,783 shares issuable upon exercise of Restated Warrants.

(28)       Includes 74,886 shares issuable upon conversion of Preferred C Stock, 5,991 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 40,000 shares issuable upon exercise of the June Warrants and 128,501 shares issuable upon exercise of Restated Warrants.

(29)       Mr. Daniel Kazado, a member of our board of directors, is a senior advisor to Melini Capital Corp. (“Melini”), a family owned private and public equity firm. Melini beneficially owns approximately 9.86% of our common stock prior to this offering.

(30)       Includes 18,722 shares issuable upon conversion of Preferred C Stock, 1,498 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 10,000 shares issuable upon exercise of the June Warrants and 64,251 shares issuable upon exercise of Restated Warrants.

(31)       Business Assets Corp. beneficially owns approximately 5.07% of our common stock prior to this offering.

(32)       Includes 18,722 shares issuable upon conversion of Preferred C Stock, 1,498 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 10,000 shares issuable upon exercise of the June Warrants and 64,251 shares issuable upon exercise of Restated Warrants.

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(33)       Includes 18,722 shares issuable upon conversion of Preferred C Stock, 1,498 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 10,000 shares issuable upon exercise of the June Warrants and 64,251 shares issuable upon exercise of Restated Warrants.

(34)       Includes 11,233 shares issuable upon conversion of Preferred C Stock, 899 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 6,000 shares issuable upon exercise of the June Warrants and 19,275 shares issuable upon exercise of Restated Warrants.

(35)       Includes 7,676 shares issuable upon conversion of Preferred C Stock, 614 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 4,100 shares issuable upon exercise of the June Warrants and 13,171 shares issuable upon exercise of Restated Warrants.

(36)       Includes 7,489 shares issuable upon conversion of Preferred C Stock, 599 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 4,000 shares issuable upon exercise of the June Warrants and 12,850 shares issuable upon exercise of Restated Warrants.

(37)       Includes 2,000 shares issuable upon exercise of the June Warrants and 6,425 shares issuable upon exercise of Restated Warrants.

(38)       Dr. Teper is our Chairman and Chief Executive Officer and the beneficial owner of 26.35% of our common stock prior to the offering.

(39)       Includes 4,493 shares issuable upon conversion of Preferred C Stock, 359 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 2,400 shares issuable upon exercise of the June Warrants and 7,710 shares issuable upon exercise of Restated Warrants.

(40)       Dr. Kobrin was a member of our board of directors until July 10, 2014.

(41)       Includes 4,493 shares issuable upon conversion of Preferred C Stock, 359 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 2,400 shares issuable upon exercise of the June Warrants and 7,710 shares issuable upon exercise of Restated Warrants.

(42)       Dr. Sidransky is a member of our board of directors.

(43)       Includes 2,995 shares issuable upon conversion of Preferred C Stock, 240 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 1,600 shares issuable upon exercise of the June Warrants and 5,140 shares issuable upon exercise of Restated Warrants.

(44)       Dr. Lerer is a member of our board of directors.

(45)       Includes 1,498 shares issuable upon conversion of Preferred C Stock, 120 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 800 shares issuable upon exercise of the June Warrants and 2,567 shares issuable upon exercise of Restated Warrants.

(46)       Mr. Daniel Kazado, a member of our board of directors, is a senior advisor to Melini, a family owned private and public equity firm. Melini beneficially owns approximately 9.86% of our common stock prior to this offering.

(47)       Includes 1,498 shares issuable upon conversion of Preferred C Stock, 120 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 800 shares issuable upon exercise of the June Warrants and 2,567 shares issuable upon exercise of Restated Warrants.

(48)       Dr. Rothenberg is a member of our scientific advisory board.

(49)       Includes 2,921 shares issuable upon conversion of Preferred C Stock, 234 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 1,560 shares issuable upon exercise of the June Warrants and 5,012 shares issuable upon exercise of Restated Warrants.

(50)       Dr. Kadouche is a member of our scientific advisory board and the beneficial owner of 4.65% of our common stock prior to the offering.

(51)       Includes 1,498 shares issuable upon conversion of Preferred C Stock, 120 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 800 shares issuable upon exercise of the June Warrants and 2,570 shares issuable upon exercise of Restated Warrants.

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(52)       Includes 18,722 shares issuable upon conversion of Preferred C Stock, 1,498 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 10,000 shares issuable upon exercise of the June Warrants and 32,125 shares issuable upon exercise of Restated Warrants.

(53)       IPConcept (Luxembourg) S.A., an administration company according to Luxembourg law, acting in its own name but on behalf of Apo Medical Opportunities - Medical Strategy.

(54)       Includes 7,489 shares issuable upon conversion of Preferred C Stock, 599 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 4,000 shares issuable upon exercise of the June Warrants and 12,850 shares issuable upon exercise of Restated Warrants.

(55)       Includes 3,744 shares issuable upon conversion of Preferred C Stock, 300 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 2,000 shares issuable upon exercise of the June Warrants and 6,425 shares issuable upon exercise of Restated Warrants.

(56)       Includes 1,496 shares issuable upon conversion of Preferred C Stock, 120 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 799 shares issuable upon exercise of the June Warrants and 2,567 shares issuable upon exercise of Restated Warrants.

(57)       Serves as our employee.

(58)       Includes 1,498 shares issuable upon conversion of Preferred C Stock, 120 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 800 shares issuable upon exercise of the June Warrants and 2,570 shares issuable upon exercise of Restated Warrants.

(59)       Includes 1,498 shares issuable upon conversion of Preferred C Stock, 120 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 800 shares issuable upon exercise of the June Warrants and 2,570 shares issuable upon exercise of Restated Warrants.

(60)       Includes 1,498 shares issuable upon conversion of Preferred C Stock, 120 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 800 shares issuable upon exercise of the June Warrants and 2,570 shares issuable upon exercise of Restated Warrants.

(61)       Includes 429 shares issuable upon conversion of Preferred C Stock, 34 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 229 shares issuable upon exercise of the June Warrants and 736 shares issuable upon exercise of Restated Warrants.

(62)       Includes 215 shares issuable upon conversion of Preferred C Stock, 17 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015, 115 shares issuable upon exercise of the June Warrants and 368 shares issuable upon exercise of Restated Warrants.

(63)       Includes 75 shares issuable upon conversion of Preferred C Stock, 6 shares that may be issuable, at our election, as dividends on the Preferred C Stock, payable through May 2, 2015 and 129 shares issuable upon exercise of Restated Warrants.

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PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling security holders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling security holders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions, which may involve crosses or block transactions, and may be sold on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, in the over-the-counter market, or in transactions otherwise than on these exchanges or systems. As of the date of this prospectus, our common stock is listed for trading on the NASDAQ Capital Market and the NASDAQ OMX, First North Premier, Stockholm, and for so long as our common stock continues to be quoted for trading in those venues, we expect that sales made through those exchanges. As of August 21, 2014, the last reported bid price for our common stock on the NASDAQ Capital Market was $3.95 per share, and as such represented the market price for our common stock as of that date. However, as described under the heading “Risk Factors” in this prospectus, our common stock is currently very thinly traded and its market price is subject to a high degree of volatility. Further, sales of the common stock to be registered hereunder could be made at prevailing market prices at the time of the sale, at fixed prices, at negotiated prices, or at varying prices determined at the time of sale. As a result, we cannot know the price at which any of our common stock to be registered hereunder may ultimately be sold by the holders thereof.

The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. If the selling security holders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 5110.

In connection with sales of the shares of common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling security holders may also sell shares of common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the selling security holders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling security holders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling security holders have been advised that they may not use shares registered pursuant to this registration statement to cover short sales of our common stock made prior to the date the registration statement of which this prospectus forms a part is declared effective by the SEC.

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The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealer or agents participating in the distribution of the shares of common stock offered hereby may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling security holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each selling security holder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon us being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with in all respects.

Any selling security holder may sell some, all or none of the shares of common stock to be registered pursuant to the registration statement of which this prospectus forms a part.

Each selling security holder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling security holder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and provisions of our restated certificate of incorporation and restated by-laws, as they are in effect as of the date of this prospectus. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws and warrants, which are filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus forms a part.

We are authorized to issue 225,000,000 shares of common stock, par value $0.0001 per share, 4,985,000 shares of preferred stock, par value $0.0001 per share, of which 15,000 are authorized shares of Series C 8% Convertible Preferred Stock, par value $0.0001. As of September 30, 2014, we had 17,944,839 shares of common stock outstanding held by 96 stockholders of record and 3,884 shares of Series C 8% Convertible Preferred Stock outstanding, which are convertible into an aggregate of 1,433,100 shares of our common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All shares of common stock outstanding as of the date of this prospectus are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

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Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue up to 4,985,000 shares of preferred stock in one or more series and to designate the rights, preferences, and limitations of all such series, any or all of which may be superior to the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock until our board of directors determines the specific rights of the holders of preferred stock. However, effects of the issuance of preferred stock include restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, and making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of our preferred stock.

Series C 8% Convertible Preferred Stock

In March 2014, we raised $10,680,000 (“March 2014 Financing”) through the sale of our newly designated Series C 8% Convertible Preferred Stock (the “Preferred C Stock”), convertible into shares of the Company’s common stock, at an initial conversion price per share equal to the lower of $3.40 and 85% of the offering price in a future public equity offering of at least $10,000,000 a five-year warrant to purchase 50% or 100% (as per the agreement with each investor) of a share of common stock at an exercise price equal to the lower of $4.25 and 125% of the conversion price of the Preferred Stock then in effect, and a five-year warrant to purchase 50% or 100% (as per the agreement with each investor) of its shares of common stock, at an exercise price equal to the lower of $5.10 and 150% of the conversion price of the Preferred C Stock then in effect (collectively, the “March 2014 Warrants”).

Our Series C 8% Preferred Stock (“Preferred C Stock”) has the powers, designations, preferences and other rights as set forth in the Corporation’s Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred C Stock (“Certificate of Designations”), which rights include, among other things, the right to participate in any dividends and distributions paid to common stockholders on an as-converted basis.

We initially issued 10,680 units consisting of one share of Preferred C Stock and two types of warrants. Each share of Preferred C Stock were convertible into an aggregate of 10,680,000 shares of our common stock (subject to a provision that restricts conversion in the event the holder will acquire beneficial ownership of more than 9.99% of our common stock after such conversion) but were initially non-voting, except as required by law.

On June 23, 2014, the Preferred C Stockholders agreed to amend the Corporation’s Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred C Stock (“Certificate of Designations”). Pursuant to the amendment, the holders of the Preferred C Stock are entitled, subject to the limitations on beneficial ownership contained in the Certificate of Designation, to vote on all matters as to which holders of the Company’s shares of common stock (the “Common Stock”) are entitled to vote. Each share of Preferred C Stock entitles its holder to such number of votes per share equal to the number of shares of Common Stock which would be obtained upon the conversion of such share of Preferred C Stock as if converted at market value of the Common Stock on the date of issuance. In addition, pursuant to the amendment, in the event of future adjustments, the conversion price of the Preferred C Stock will not be less than $0.25. As a result of the amendment, all then outstanding Preferred C Stock, in the total value of $1,887,000 were reclassified from mezzanine equity into the stockholders equity of the Company.

Warrants

As part of the units given to participants in the March 2014 Financing, we granted our investors with (i) a five-year warrant to purchase 50% or 100% (as per the agreement made with each investor) of the shares of common stock issuable for conversion of Preferred C stock shares, at an exercise price equal to the lower of $4.25 and 125% of the conversion price of the Preferred C Stock then in effect, and a five-year warrant to purchase 50% or 100% (as per the agreement made with each investor) of a share of common stock at an exercise price equal to the lower of $5.10 and 150% of the conversion price of the Preferred C Stock then in effect.

On April 25, 2014, we filed a Registration Statement on Form S-1 to register the resale of the shares of common stock underlying the Preferred C Stock, the shares of common stock underlying the March 2014 Warrants and certain shares of common stock that may be issuable as payment for dividends on the Preferred C Stock, was declared effective by the SEC. Subsequently, and in accordance with the terms of the Preferred C Stock, such registration triggered a reduction of the conversion price of the Preferred C Stock from $3.40 to $2.71 and the exercise price of the warrants was reduced from $4.75 to $3.39 and from $5.10 to $4.07, as applicable. In addition, according to the warrant agreements, the number of warrants was increased, so that an additional 427,983 March 2014 Warrants at an exercise price of $3.39 and 427,983 at an exercise price of $4.07 were issued.

On August 13, 2014, we and all of the Series C Preferred Stockholders have entered into an amendment agreement to the March 2014 Warrants. According to the amendment, the holders agreed to remove all anti-dilution provisions, and make other certain changes, in consideration for which, the exercise price was reduced from $3.39 to $3.00 and from $4.07 to $3.50, the number of warrants was adjusted from 2,108,938 to 2,381,342 and from 2,108,938 to 2,449,380, respectively. In addition, we issued the holders a total of 224,126 of our restricted common shares.

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On June 23, 2014, in connection with the amendment of its Certificate of Designations, we issued the June Warrants to purchase up to an aggregate of 427,179 shares of our common stock to the original purchasers of the Preferred C Stock.

On February 24, 2014, our board of directors approved an amendment to 2012 and 2013 warrant grants to investors of pre-Merger Immune Ltd. Such investors were originally granted with the option to purchase 20% instead of 50% of the shares of Immune Ltd. Therefore, as a remedy, we issued additional 134,004 warrants, at an exercise price of $5.04.

In consideration for the consent of the Preferred C Stockholders to amend the Certificate of Designation, and pursuant to the consent of greater than 67% of the holders of the securities issued in the March 2014 Financing allowing issuance of new securities by us, on June 23, 2014, we agreed to issue two-year warrants (the “June Warrants”) to purchase up to an aggregate of 427,179 shares of our common stock to the original purchasers of the Preferred C Stock, at an exercise price of $3.00 per share.

As of September 30, 2014, there were warrants to purchase 7,677,924 shares of Immune common stock outstanding at a weighted-average exercise price of $5.36 per share.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York, will pass upon the validity of the issuance of the securities offered by this prospectus.

EXPERTS

The consolidated balance sheets of Immune Pharmaceuticals Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013, and for the cumulative period from inception (July 11, 2010) to December 31, 2013, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated by reference. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov.

This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

We also maintain a website at www.Immunepharmaceuticals.com, through which you can access our SEC filings. The information set forth on, or accessible from, our website is not part of this prospectus.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement and any prospectus supplement filed hereafter, including the exhibits, for further information about us and the securities we may offer pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” The documents we are incorporating by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on April 9, 2014;

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•	our Quarterly Reports on Form 10-Q, filed on May 20, 2014 and August 14, 2014;
•	our Current Reports on Form 8-K filed on March 11, 2014, March 13, 2014, March 20, 2014, April 8, 2014, April 11, 2014 , June 6, 2014, June 23, 2014, July 10, 2014, August 14, 2014 and September 8, 2014;
•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on August 20, 2014 pursuant to Section 12(b) of the Exchange Act, which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 333-195251) filed on April 14, 2014 and declared effective by the SEC on April 25, 2014, and any amendment or report filed with the SEC for purposes of updating such description; and
•	all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination or completion of the offering of securities under this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such reports and other documents;

In addition, all reports and other documents filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: Investor Relations, Immune Pharmaceuticals Inc., Cambridge Innovation Center, 1 Broadway 14th Floor, Cambridge, MA 02142 or call (914) 606-3500.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth an itemization of the various expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee

SEC Registration Fee	$1,446.64
Legal Fees and Expenses	25,000.00
Accounting Fees and Expenses	8,000.00
Miscellaneous	2,000.00
Total	$36,446.64

Item 15. Indemnification of Directors and Officers

Our Third Amended and Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our Third Amended and Restated Certificate of Incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, which remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our Third Amended and Restated Certificate of Incorporation provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been information that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We maintain insurance policies that indemnify our directors and officers that might be incurred by any director or officer in his capacity as such.

Any underwriting agreements that we may enter into will likely provide for the indemnification of us, our controlling persons, our directors and certain of our officers by the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The foregoing discussion of our certificate of incorporation, bylaws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, bylaws, indemnification agreements, or law.

Item 16. Exhibits

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

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(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

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(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on October 2, 2014.

IMMUNE PHARMACEUTICALS INC.

By	/s/ Dr. Daniel G. Teper
Dr. Daniel G. Teper Chairman, Chief Executive Officer and Principal Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dr. Daniel G. Teper	Chairman and Chief Executive Officer	October 2, 2014
Dr. Daniel G. Teper	(Principal Executive Officer and Principal Financial and Accounting Officer)

*	Director	October 2, 2014
Ana Stancic

*	Director	October 2, 2014
Daniel Kazado

*	Director	October 2, 2014
David Sidransky

*	Director	October 2, 2014
Cameron Durrant

*	Director	October 2, 2014
Rene Lerer

*	Director	October 2, 2014
Gad Berdugo

 *By Daniel G. Teper, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Merger Agreement and Plan of Reorganization, dated as of November 7, 2012, by and among EpiCept Corporation, EpiCept Israel Ltd. and Immune Pharmaceuticals Ltd.; Amendment to Merger Agreement and Plan of Reorganization, dated as of November 27, 2012; Amendment No. 2 to Merger Agreement and Plan of Reorganization, dated as of February 11, 2013; Amendment No. 3 to Merger Agreement and Plan of Reorganization, dated as of March 14, 2013; and Amendment No. 4 to Merger Agreement and Plan of Reorganization, dated as of June 17, 2013; (incorporated by reference to our Definitive Proxy Statement on Form DEF 14A filed June 18, 2013).
2.2	Agreement and Plan of Merger, dated as of September 6, 2005, among EpiCept Corporation, Magazine Acquisition Corp. and Maxim Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Maxim Pharmaceuticals Inc.’s Current Report on Form 8-K filed September 6, 2005).
3.1	Third Amended and Restated Certificate of Incorporation (incorporated by reference from our Registration Statement on Form S-1 filed May 21, 2008).
3.2	Amendment to the Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed July 9, 2009).
3.3	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed January14, 2010).
3.4	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed August 21, 2013).
3.5	Certificate of Designations of Series A 0% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed February 9, 2012).
3.6	Amendment to Certificate of Designation of Series A 0% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed October 2, 2012).
3.7	Certificate of Designation of Series B 0% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed April 3, 2012).
3.8	Amendment to Certificate of Designation of Series B 0% Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed October 2, 2012).
3.9	Certificate of Designations, Preferences and Rights of Series C 8% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed March 11, 2014).
3.10	Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-k filed June 23, 2014).
3.11	Amended and Restated Bylaws (incorporated by reference from our Registration Statement on Form S-1 filed on February 18, 2010).
4.1	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-k filed July 1, 2010).
4.2	Form of Warrant (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed February 10, 2009).
4.3	Form of Warrant (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed June 19, 2009).
4.4	Common Stock Purchase Warrant, dated August 23, 2013 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed August 29, 2013).
4.5	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed March 11, 2014).
4.6	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed June 23, 2014).
4.7	Form of Restated Series A Warrant and Restated Series B Warrant (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed August 14, 2014).
5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to the legality of the securities being registered.
23.1	Consent of EisnerAmper LLP
23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in the opinion filed as Exhibit 5.1).
24.1*	Powers of Attorney (included on the signature page of the registration statement as initially filed).

* Previously filed.